Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street    |    Palo Alto, CA 94304-1115    |    tel 650.233.4500    |    fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

July 16, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Geoffrey Kruczek, Esq., Special Counsel
Thomas Jones, Esq., Legal Staff Attorney
Kevin Kuhar, Accounting Branch Chief
Gary Newberry, Senior Staff Accountant

Re:	SiTime Corporation
Draft Registration Statement on Form S-1
Submitted May 31, 2019
CIK No. 0001451809

Ladies and Gentlemen:

On behalf of SiTime Corporation (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 27, 2019 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on May 31, 2019 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. Four copies of the Amended DRS marked to show all changes from the Draft Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

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The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 Filed May 31, 2019

Prospectus Summary, page 1

1.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

The Registrant confirms that it has not commissioned any of the third-party data included in the registration statement.

2.

Please revise the first paragraph to clarify the portion of the $7.7 billion market that is addressable with your current products and how you are “disrupting” the market given your current market share and declining revenues from 2017 to 2018.

The Registrant supplementally notes that its current products primarily consist of oscillator systems and resonators and that it has recently begun to sample clock ICs. According to third-party industry sources as disclosed on page 3, oscillators and standalone resonators represent approximately $3.8 billion and $2.9 billion total addressable markets, respectively. In addition, as disclosed on page 3, the Registrant believes, based on its internal estimates, that the addressable market for clock ICs is approximately $1.0 billion. Accordingly, the Registrant believes that its current products address a $7.7 billion aggregate market opportunity.

In response to the Staff’s comment, the disclosure in the first paragraph on page 1 has been revised to clarify that, to date, the Registrant has generated substantially all of its revenue from sales of oscillators, which represent $3.8 billion of the $7.7 billion global timing market, and that its current products also include resonators and clock ICs, which together represent approximately $2.9 billion and $1.0 billion of this market, respectively. Disclosure has also been added to highlight that, to date, the Registrant has generated modest revenue from sales of resonators and de minimis revenue from sales of clock ICs, which it began sampling in 2019. Similar conforming disclosure has been added on page 73 under “Business—Company Overview”.

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In addition, the disclosures on pages 1 and 73 under “Prospectus Summary” and “Business”, respectively, have also been revised to clarify that the Registrant believes it is disrupting this market from a technological perspective as it is focused on designing system-level timing solutions based entirely on silicon, in contrast to legacy quartz devices, and because it believes it is the only company currently focused on all components of a timing solution, in contrast to other companies which typically design only one or two components.

Emerging Growth Company Status, page 7

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant supplementally advises the Staff that is has not used, and has not authorized anyone to use on its behalf, any written communications in reliance on Section 5(d) of the Securities Act to date. The Registrant confirms that it will supplementally provide the Staff with copies of any such written communications if any such communications are used in connection with the proposed offering.

We currently depend on one end customer for a large portion of our revenue, page 14

4.	In light of the risk disclosed here and significance to your operations, please disclose the name of your largest end customer.

The requested disclosure regarding the name of the Registrant’s largest end customer has been added on page 14, as well as on page 82 under “Business—Our Customers.”

We may face intellectual property infringement, page 34

5.	Please clarify the portion of your products affected by the patent that is the subject of the lawsuit.

The Registrant advises the Staff that it is in the initial stages of evaluating the merits of the lawsuit and accordingly, is still in the process of assessing to what extent its products may be affected by the patent that is the subject of the lawsuit. The Registrant confirms that it will provide the requested disclosure in the registration statement at such time as it is able to sufficiently determine the portion of its products affected by such patent.

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Selected Consolidated Financial Data, page 56

6.

We note the discussion on page 51 of the pro forma increase in your issued common stock as a result of your amended and restated certificate of incorporation. Accordingly, please revise the Selected Financial Data presented here and on page 11 to include pro forma net income (loss) per share reflecting the increase in your issued common stock. Refer to Rule 8-05 of Regulation S-X.

The Registrant notes that the amended and restated certificate of incorporation to be effected upon completion of the offering does not currently reflect an increase in the number of issued shares of common stock and that the table on page 51 was intended to have included a placeholder to that effect. The table on page 51 has been revised accordingly. The Registrant further confirms that it will include pro forma net income (loss) per share to reflect any increase in the issued common stock as required by Regulation S-X.

The Bank of Tokyo Mitsubishi Credit Facility, page 66

7.

Please tell us which exhibit addresses the renewal of the agreement that increased the line of credit to $50 million and extended the maturity date. Also, Section 2.1 of Exhibit 10.11 indicates that there are other agreements related to this line of credit. If so, please file those agreements as exhibits.

The Registrant advises the Staff that the document reflecting the increase in the line of credit and extended maturity date is being submitted herewith as Exhibit 10.20 to the Amended DRS. In addition, the Registrant supplementally confirms that there are no other agreements related to this line of credit other than the agreement submitted as Exhibit 10.20 reflecting the increase in the line of credit. The Registrant further confirms that it will file any future agreements related to the line of credit as exhibits to the registration statement in accordance with the requirements of Item 601 of Regulation S-K.

Contractual Obligations and Commitments, page 68

8.	Please tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence on page 68.

The requested disclosure has been added under “Contractual Obligations and Commitments” to indicate the aggregate dollar amount of the contracts that may be canceled by the Registrant without significant penalty.

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Manufacturing, page 82

9.	Please disclose the material terms of your supply agreement with Bosch, including the material obligations of the parties.

The requested disclosure has been added to describe the material terms of the supply agreement, including the material obligations of the parties.

10.	Please expand the disclosure in the last sentence of the third paragraph of this section to disclose the royalty fee or provide a range of the fee.

The Registrant respectfully submits that the amount of the royalty fee constitutes sensitive pricing-related information that has not been otherwise disclosed publicly and that it does not believe the amount of the royalty fee itself is material to investors. The Registrant respectfully notes that it believes the disclosure of the existence of the royalty fee provides investors with sufficient information and context with respect to the nature of the agreement.

Management, page 86

11.

Please tell us why the individual who intends to sign this document in the capacity of principal financial and accounting officer is not listed in the disclosure that begins here. Also revise your disclosure beginning on pages 93, 102 and 105, as appropriate.

The Registrant supplementally notes that it intends to retain a chief financial officer prior to the offering, which individual shall also serve as the principal financial and accounting officer. The Registrant further notes that the named executive officers listed on page 94 include the principal executive officer and the two most highly compensated executive officers in the Registrant’s last completed fiscal year other than the principal executive officer, consistent with Item 402(m)(2) of Regulation S-K. Accordingly, the Registrant respectfully notes that it believes no additional disclosure is required for “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholder”. The Registrant confirms that it will add the required disclosure regarding the principal financial and accounting officer once the individual has been retained by the Registrant.

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Board Composition, page 87

12.	Please tell us what agreement or other document provides MegaChips the right to have two of seven board seats as long as it owns at least 50% of your outstanding common stock.

The Registrant advises the Staff that there is currently no agreement or other document which provides that MegaChips will have the right to have two of seven board seats as long as it owns at least 50% of the outstanding common stock; rather, it is the Registrant’s expectation that MegaChips will seek to have two seats on the board of directors and that for so long as MegaChips holds at least 50% of the common stock, it will have the ability to elect such directors to the board. The disclosures on pages 8 and 88 have been revised to clarify that there is no agreement providing MegaChips the right to two of the seven board seats.

Summary Compensation Table, page 93

13.	Refer to footnote 3. Clarify the amount of the bonus to which you refer.

The requested disclosure has been added to include the amount of the referenced bonus.

Commercial Agreements, page 102

14.	Please revise to describe how the commission percentages paid to MegaChips compares to the percentages paid to your other distributors, such as those identified on page 14.

The Registrant advises the Staff that notwithstanding the title of the agreement, the distribution agreement is in substance a sales representative agreement pursuant to which MegaChips markets and sells the Registrant’s products and receives a commission on such sales, in contrast to a distributor agreement under which the distributor would carry inventory. The Registrant notes that the commission percentages paid to MegaChips are generally comparable to the percentages paid to the Registrant’s other sales representatives. Disclosure has been added on page 104 to clarify the nature of the agreement and to disclose that the commission percentages paid to MegaChips are comparable to those paid to the Registrant’s other sales representatives.

15.

Please revise to clarify the material interests of the parties pursuant to the integration and purchase agreement, including the minimum purchase commitments, pricing terms and amounts paid to date. Also revise to clarify how the terms of this agreement, such as pricing and purchase commitments, compare to your agreements or purchase orders with other customers.

The requested disclosure has been added to clarify the material interests of the parties pursuant to the integration and purchase agreement, including the minimum purchase commitments, qualitative information regarding the pricing terms, and amounts

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paid to date. In addition, disclosure has been added to clarify that the Registrant believes that the general commercial terms of this agreement are generally consistent with comparable terms in the Registrant’s purchase orders or similar arrangements with other customers.

Underwriting, page 116

16.

Please revise to clarify the “certain conditions precedent” to the purchase of shares by the underwriters. Please also revise to clarify the relative proportion of shares to be purchased from you and the Selling Stockholder pursuant to the option to purchase additional shares.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 117 to clarify that there is a firm commitment by the underwriters to purchase all securities if any securities are purchased. The Registrant respectfully advises the Staff that, pursuant to Item 508 of Regulation S-K, the conditions precedent to the underwriters’ taking the securities in such an underwriting need not be described.

The Registrant supplementally advises the Staff that it has not yet determined the proportion of shares to be sold by the Registrant and the Selling Stockholder pursuant to the option to purchase additional shares. The Registrant confirms that it will provide the requested disclosure once the allocation of shares to be sold pursuant to option to purchase additional shares has been determined.

Other Relationships, page 119

17.	Please provide more specific information regarding the past relationships with the underwriters mentioned in this section.

The Registrant supplementally confirms that it does not have any such prior relationship with the underwriters named in the registration statement. The referenced disclosure on page 120 has been revised accordingly.

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Consolidated Balance Sheets, page F-4

18.	Please disclose the accounts receivable from your parent separately and not under the general heading “accounts receivable”. Refer to ASC paragraph 850-10-50-2.

The requested disclosure has been added on pages F-4 and F-7 to separately disclose the accounts receivable from the parent.

Consolidated Statements of Cash Flows, page F-7

19.

We note the significance of the $7.8 million inventory write-down described on page F-18. As noted in ASC 230-10-45-28 when using the indirect method all items included in net income that are non-cash expenses should be separately reflected as an adjustment in reporting net cash flow from operating activities. Further ASC 230-10-45-29 notes that meaningful information should be disaggregated and not reported as a net change in operating assets including the separate reporting of changes in assets resulting in impairments and other changes in assets from sales of inventories in the normal course of business. Please revise this statement to comply. Refer also to ASC 230-10-45-7.

The requested revisions have been made to the Consolidated Statements of Cash Flows to separately reflect the inventory writedown as an adjustment in net cash flow from operating activities. Conforming changes have also been made to the disclosures regarding cash flow from operating activities on page 65.

Note 1. The Company and Summary of Significant Accounting Policies Revenue Recognition, page F-13

20.

Please tell us how you considered the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., geographical regions, customer market or type and sales channel. Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91.

The Registrant confirm that it has further reviewed the guidance under ASC 606 with respect to disaggregating revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, such as:

•	type of good or service;

•	geographical region;

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•	market or type of customer;

•	type of contract;

•	contract duration;

•	timing of transfer of goods or services; or

•	sales channels

Based on its analysis, the Registrant included disaggregation of revenue by geographic region as disclosed in Note 11 on page F-29. The Registrant believes disaggregation of its revenue by geographic region is appropriate, as approximately 96% and 93% of its revenue for the years ended December 31 2017 and 2018, respectively, was from customers with ship-to locations outside the United States. The Registrant believes that disaggregation by geography therefore provides meaningful insight into revenue by region, as each region may present a different risk profile and may therefore have disparate impacts on the Registrant’s revenue.

The Registrant notes that it considered additional categories by which to disaggregate its revenue, including by (a) type of good or service, (b) market or type of customer, (c) sales channels, (d) type of contract and contract duration, and (e) timing of transfer of goods and services, and concluded that disaggregation by these categories would not provide meaningful insights into its business, operations and financial condition. Specifically, the Registrant believes that further disaggregation by these categories would not provide meaningful insight as: (x) with respect to type of good or service, the Registrant derives all of its revenue from sales of its silicon-based timing systems, (y) with respect to customer type and sales channel, substantially all of its sales are made directly to distributors and resellers and substantially all of its end customers are business entities (with less than 1% and less than 2% of its revenue in 2017 and 2018, respectively, attributable to direct sales), and (z) with respect to type of contract and contract duration, substantially all of its sales are made on a purchase order basis, with no long-term or minimum purchase commitments. Further, with respect to customers and sales channels, the Registrant notes that it does not believe there are significant differences among its customers that would result in disparate impact on the Registrant’s revenue. Moreover, with respect to contract type and duration, given that substantially all of its sales are made on a purchase order basis, the Registrant believes neither contract type nor duration are significant factors that would have a differentiating impact on its revenue. In addition, the Registrant recognizes all of its revenue at point in time (upon shipment when it satisfies its performance obligations as evidenced by the transfer of control of its products). As a result, the Registrant has concluded that disaggregation of revenue by timing of transfer of goods or services would similarly not provide enhanced or meaningful disclosure. Accordingly, the Registrant respectfully submits that it believes it has met the disclosure objective in ASC 606-10-50-5.

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Exhibits

21.

Please file as exhibits the lock-up agreements mentioned on page 111. Please also provide us your analysis of whether you are required to file as an exhibit the development and supply agreement referenced on page 14, in light of the risk disclosed on that page.

The Registrant confirms that the form of lock-up agreement will be filed with the form of underwriting agreement once the terms thereof have been substantially agreed to among the Registrant and the underwriters.

With respect to the development and supply agreement, the Registrant respectfully confirms that it conducted an analysis of the exhibit requirements and concluded that the agreement is not required to be filed as an exhibit. In accordance with Item 601(b)(10) of Regulation S-K, the Registrant believes the agreement was made in the ordinary course of the Registrant’s business and does not fall within any of the enumerated categories under Item 601(b)(10)(ii), including contracts: (a) to which directors, officers, promoters, voting trustees or named securityholders are parties; (b) upon which the registrant’s business is substantially dependent (e.g., continuing contracts to sell or purchase a major part of the registrant’s products); (c) calling for the acquisition or sale of property, plant or equipment for consideration exceeding 15% of such fixed assets of the registrant; or (d) constituting a material lease. Specifically, as described in the Amended DRS, the agreement outlines a general framework for collaboration with the end customer, primarily with respect to design and development features of potential future products. The end customer does not have any minimum or binding purchase obligations under the agreement and the Registrant does not have any minimum supply obligations. Rather, the Registrant sells products to such end customer on a purchase order basis through distributors, which constitute the Registrant’s direct customers. The Registrant further notes that while it believes the relationship with such end customer is significant, it believes that, based on the general nature of the agreement and absence of binding commitments, the development and supply agreement itself is not material, and that the material aspects of the Registrant’s relationship with this end customer have been appropriately disclosed. Accordingly, the Registrant respectfully submits that it believes the development and supply agreement is not required to be filed as an exhibit to the registration statement.

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*****

Please contact the undersigned at (650) 233-4564 with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:     Rajesh Vashist

Alan F. Denenberg, Esq.

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